SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*


                          Riviera Holdings Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share

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                         (Title of Class of Securities)

                                   769627 10 0

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                                 (CUSIP Number)

                              Robert M. Pickus, Esq
                                 1000 Boardwalk
                             Atlantic City, NJ 08401
                                 (609) 449-5573

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 5, 2004
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 769627 10 0                 13D                      Page 2 of 6 Pages

----------------------                                         -----------------

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1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                                    Donald J. Trump

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2    Check the Appropriate Box if a Member of a Group   (a)[   ]
                                                        (b)[ X ]

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3    SEC Use Only

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4    Source of Funds (See Instructions)

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5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [ ]

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6    Citizenship or Place of Organization

                                    United States of America

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NUMBER OF SHARES             7     Sole Voting Power
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                                   0

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                             8     Shared Voting Power

                                                        0

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                             9     Sole Dispositive Power

                                                        0

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                             10    Shared Dispositive Power

                                                        0

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11   Aggregate Amount Beneficially Owned by Each Reporting Person
                           0

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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [    ]

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13   Percent of Class Represented by Amount in Row (11)
                           0%

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14   Type of Reporting Person (See Instructions)
                           IN

----------------------                                         -----------------

CUSIP No. 769627 10 0                 13D                      Page 3 of 6 Pages

----------------------                                         -----------------

--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                                 Trump Hotels & Casino Resorts Holdings, L.P.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group   (a)[   ]
                                                        (b)[ X ]

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3    SEC Use Only

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4    Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES             7     Sole Voting Power
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                                   0

--------------------------------------------------------------------------------
                             8     Shared Voting Power

                                                        0

--------------------------------------------------------------------------------
                             9     Sole Dispositive Power

                                                        0

--------------------------------------------------------------------------------
                             10    Shared Dispositive Power

                                                        0

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                           0

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                           0%

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
                           PN

----------------------                                         -----------------

CUSIP No. 769627 10 0                 13D                      Page 4 of 6 Pages

----------------------                                         -----------------

--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                                    Trump Hotels & Casino Resorts, Inc.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group   (a)[   ]
                                                        (b)[ X ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES             7     Sole Voting Power
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                                   0

--------------------------------------------------------------------------------
                             8     Shared Voting Power

                                                        0

--------------------------------------------------------------------------------
                             9     Sole Dispositive Power

                                                        0

--------------------------------------------------------------------------------
                             10    Shared Dispositive Power

                                                        0

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                           0

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                           0%

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
                           CO

          This Amendment No. 3 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on July 10, 2002, as amended by Amendment No.1 dated December 26, 2002, and Amendment No. 2 thereto, dated December 18, 2003, and is being filed with the Commission pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically amended by this Amendment No. 3, the Schedule 13D, as heretofore amended, remains in full force and effect. Capitalized terms used herein have the meanings assigned to such terms in the prior amendments.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended by inserting the following paragraph at the end of Item 5:

          On April 5, 2004, Donald J. Trump sold all 358,000 shares of Common Stock of Riviera Holdings Corporation (the "Issuer") beneficially owned by him to an unaffiliated third party in a privately negotiated sale for a purchase price of $10.00 per share, or $3,580,000 in the aggregate, less a transaction fee of $84.00 paid by seller. Upon such sale, Donald J. Trump ceased to be the beneficial owner of any shares of Common Stock of the Issuer. THCR Holdings terminated its options to acquire the shares that are the subject of the above sale and, upon such termination, THCR and THCR Holdings also ceased to be beneficial owners of any shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by inserting the following paragraph at the end of Item 6:

          As described in Item 5 above, Donald J. Trump sold all of the Common Stock of the Issuer beneficially owned by him to an unaffiliated third party in a privately negotiated sale. In addition, THCR Holdings terminated its options to acquire the shares that are the subject of the above sale and, upon such termination, THCR and THCR Holdings also ceased to be beneficial owners of any shares of Common Stock of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by deleting all paragraphs and inserting the following:

Exhibit A. Agreement, dated December 26, 2002, by and among Donald J. Trump,
           Trump Hotels & Casino Resorts Holdings, L.P., and Trump Hotels & Casino Resorts, Inc. (regarding joint filing of Schedule 13D).**

Exhibit B. Option, dated July 10, 2002, from Donald J. Trump to Trump Hotels &
           Casino Resorts Holdings, L.P.*

Exhibit C. Amendment, dated December 26, 2002, to the Option, dated July 10,
           2002, from Donald J. Trump to Trump Hotels & Casino Resorts Holdings, L.P.**

Exhibit D  Option, dated December 26, 2002, from Donald J. Trump to Trump Hotels
           & Casino Resorts Holdings, L.P.*

Exhibit E  Amendment No. 2, dated as of December 18, 2003, to the Option, dated as of July 10, 2002, from Donald J. Trump to Trump Hotels & Resorts Holdings, L.P.***

Exhibit F. Amendment, dated as of December 18, 2003, to  the Option, dated as of July 10, 2002, from Donald J. Trump to Trump Hotels & Resorts Holdings, L.P.***


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*    Previously filed as an exhibit to the Initial Schedule 13D filed by the
     Reporting Persons with the SEC on July 10, 2002.

** Previously filed as an exhibit to Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons with the SEC on December 27, 2002.

*** Previously filed as an exhibit to Amendment No. 2 to the Initial Schedule 13D filed by the Reporting Persons with the SEC on December 22, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 12, 2004


                               /s/ Donald J. Trump
                              --------------------------------
                                 Donald J. Trump




                              TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.

                                    By:   TRUMP HOTELS & CASINO RESORTS,
                                          INC., its general partner

                                          /s/ John P. Burke
                                          -----------------------------------
                                          John P. Burke
                                          Executive Vice President
                                          and Corporate Treasurer


                              TRUMP HOTELS & CASINO RESORTS, INC.

                                          /s/ John P. Burke
                                          ----------------------------------
                                          John P. Burke
                                          Executive Vice President
                                          and Corporate Treasurer